SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 001-37400

Shopify Inc.

(Translation of registrant’s name into English)

150 Elgin Street, 8th Floor

Ottawa, Ontario, Canada K2P 1L4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Shopify Announces Pricing of Initial Public Offering

DOCUMENT 1

Shopify Announces Pricing of Initial Public Offering

OTTAWA, ONTARIO — May 20, 2015 – Shopify Inc. (“Shopify”) today announced the pricing of its initial public offering of 7,700,000 Class A subordinate voting shares at a price to the public of U.S.$17 per share. The New York Stock Exchange and the Toronto Stock Exchange have conditionally approved the listing of the Class A subordinate voting shares. The initial public offering is expected to close on or about May 27, 2015. Shopify expects to use the net proceeds from the offering to strengthen its balance sheet, providing it with flexibility to fund its growth strategies.

Morgan Stanley, Credit Suisse and RBC Capital Markets are acting as joint book-running managers for the offering. Pacific Crest Securities, Raymond James & Associates and Canaccord Genuity are acting as co-managers.

Shopify has also granted the underwriters an over-allotment option, exercisable in whole or in part at any time for a period of 30 days following the date hereof, to purchase, in aggregate, up to an additional 1,155,000 Class A subordinate voting shares exercisable at U.S.$17 per share.

A registration statement relating to the Class A subordinate voting shares was declared effective by the U.S. Securities and Exchange Commission on May 20, 2015. A final prospectus has been filed with, and a receipt has been issued by, the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada containing important information relating to the Class A subordinate voting shares.

The offering is being made only by means of a prospectus. The prospectus contains important detailed information about the securities offered. A copy of the final prospectus, when available, related to the offering may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by telephone: 866-718-1649, or by email: prospectus@morganstanley.com; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, by telephone 800-221-1037, or by email: newyork.prospectus@credit-suisse.com; or RBC Dominion Securities Inc., Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street 8th Floor, New York, NY 10281, or by telephone, 877-822-4089. Copies of the final prospectus may also be obtained, when available, from www.sec.gov and www.sedar.com. Investors should read the prospectus before making an investment decision.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Shopify

Shopify is a leading cloud-based commerce platform designed for small and medium-sized businesses. Merchants can use the software to design, set up and manage their stores across multiple sales channels, including web, mobile, social media, brick-and-mortar locations, and pop-up shops. This provides a merchant a single view of their business. The Shopify platform was engineered for reliability and scale, using enterprise-level technology made available to businesses of all sizes. Shopify currently powers over 165,000 businesses in approximately 150 countries, including: Tesla Motors, Budweiser, Google, Wikipedia, LA Lakers, GoldieBlox, and many more.

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to Shopify’s proposed initial public offering. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the initial public offering discussed above will be completed on the terms described. Completion of the proposed initial public offering and the terms thereof are subject to numerous factors, many of which are beyond Shopify’s control, including, without limitation, failure of customary closing conditions and the risk factors and other matters set forth in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Shopify	Investor Relations Contact:
Janet Park	Katie Keita
Public Relations Manager	613-241-2828
416-238-6705 x 1021	IR@shopify.com
press@shopify.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHOPIFY INC.
(Registrant)

Date:	May 21, 2015	By:	/S/ JOSEPH FRASCA
			Name:	Joseph Frasca
			Title:	General Counsel and Secretary